Mail Stop 4561

May 19, 2008

Jon M. Morgan
303 West Wall Street, Suite 2300
Midland, TX 79701

        Re: **AMEN Properties, Inc.**
               Form 10-KSB for Fiscal Year Ended December 31, 2006
               Forms 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30,
               2007, and September 30, 2007
               File No. 000-22847

Dear Mr. Morgan:

     We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

     You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

               Sincerely,

               Jorge Bonilla
               Senior Staff Accountant